EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	3/31/2011	3/31/2011
EARNINGS
Income Before Income Taxes	$286,422	$387,473	$346,869	$415,382	$362,072	$381,834	$99,663
Fixed Charges (as below)	74,155	86,900	109,245	109,152	102,104	99,926	23,816
Total Earnings	$360,577	$474,373	$456,114	$524,534	$464,176	$481,760	$123,479

FIXED CHARGES
Interest Expense	$66,100	$69,625	$92,068	$88,184	$85,893	$83,857	$19,748
Credit for Allowance for Borrowed Funds Used During Construction	5,955	7,275	2,677	5,968	2,311	2,169	593
Estimated Interest Element in Lease Rentals	2,100	10,000	14,500	15,000	13,900	13,900	3,475
Total Fixed Charges	$74,155	$86,900	$109,245	$109,152	$102,104	$99,926	$23,816

Ratio of Earnings to Fixed Charges	4.86	5.45	4.17	4.80	4.54	4.82	5.18